Exhibit 99.1

CannTrust Provides Update Regarding TSX Listing

TSX Extends CannTrust’s Disclosure Requirements Deadline

VAUGHAN, ON, March 18, 2020 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) announced today that the Toronto Stock Exchange (“TSX”) has extended the Company’s current March 25, 2020 deadline for satisfying certain disclosure requirements but is also reviewing CannTrust’s eligibility for maintaining its TSX listing.

On November 26, 2019, CannTrust announced the TSX’s intention to review CannTrust’s eligibility for continued listing of the Company’s common shares, pursuant to Part VII of the TSX Company Manual. The TSX indicated that the review was a result of the Company being in arrears for satisfying certain disclosure requirements, namely the preparation and filing of the Company’s restated audited financial statements for the year ended December 31, 2018, its restated interim financial statements for the first quarter of 2019, and its interim financial statements for the second and third quarters of 2019, together with the related management’s discussion and analysis (“MD&A”) for the corresponding periods. The TSX further advised that, if the Company was unable to cure these defaults by March 25, 2020, the Company’s securities would be delisted 30 days following such date.

Today, the TSX advised CannTrust that, in response to the Company’s request for an extension to the current March 25, 2020 deadline, the TSX has determined to defer any delisting decision until no later than April 16, 2020. The TSX also advised CannTrust that a meeting of its Listings Committee will be held on April 14, 2020 to consider whether to delist the Company’s securities. If the TSX determines to delist the securities, the TSX will also determine whether trading in the securities should be suspended.

CannTrust requested that the TSX extend the deadline for curing the Company’s continuous disclosure defaults because management was not confident that the required disclosures, which include restatements of the Company’s comparative audited financial statements for the year ended December 31, 2018 and its Annual Information Form for the year ended December 31, 2018, could be completed by March 25, 2020.

CannTrust remains in default of its disclosure obligations under securities legislation, has no meaningful revenues, has terminated or laid-off a significant portion of its workforce, is facing a variety of regulatory investigations, and has significant contingent liabilities in both Canada and the United States, including for potential civil damages and potential criminal, quasi-criminal or administrative penalties and fines, which cannot be reasonably quantified.

As of February 29, 2020, CannTrust had a cash balance of approximately $159 million. CannTrust and its Board of Directors continue to monitor the Company’s cash balance and other factors carefully to, among other things, assess various strategic alternatives while pursuing the Company’s remediation work. CannTrust reiterated that the nature, timing, and outcome of the Board of Directors’ ongoing strategic review process will be influenced by, among other things, the Company’s ability to extend or renew insurance coverage on acceptable terms, whether or when Health Canada reinstates the Company’s licenses, how long it will take to restore operations and expectations regarding the resolution of the Company’s contingent liabilities, and potential civil, criminal, quasi-criminal, administrative and regulatory actions in both Canada and the United States.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; the outcome of the Company’s contingent liabilities; the impact of potential regulatory investigations; the Company’s review of strategic alternatives; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov (the “March 2019 Form 40-F”). The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements. Readers are also reminded that CannTrust remains in default of its periodic disclosure requirements under applicable securities laws and stock exchange requirements, that its most recent AIF, Form 40-F and other disclosures do not reflect all risk factors that currently face the Company, and that the Company has not completed or filed the restatements of the financial statements included in the AIF or the March 2019 Form 40-F or otherwise filed an amendment to such Form 40-F.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations: investor@canntrust.ca